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06050838

RECEIVED
OCT 02 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 210

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/05 (MM/DD/YY) AND ENDING 07/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 BEDFORD STREET, SUITE 340
(No. and Street)

LEXINGTON (City) MA (State) 02420 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW PASTS (781) 863-2545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 06 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, MATTHEW PASTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTS SECURITIES CORPORATION, as of JULY 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL K. SIMBOLI
MY COMMISSION EXPIRES JAN. 8, 2010
MASSACHUSETTS U.S.A.
NOTARY PUBLIC

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JULY 31, 2006

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD | LONDONDERRY, NH 03053 | TEL. (603) 437-1910 FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
BTS Securities Corporation
Lexington, Massachusetts

We have audited the accompanying statement of financial condition of BTS Securities Corporation (the Company) as of July 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTS Securities Corporation as of July 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
September 21, 2006

BTS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2006

ASSETS

Cash and cash equivalents	$	162,702
Commissions receivable		6,220
Due from officer		20,150
Marketable securities		147,842
Prepaid taxes		1,108
Prepaid expenses		15,908
Not readily marketable securities, at estimated fair value		8,295
Total assets	$	362,225

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other accrued liabilities	$	6,167
Commissions payable		4,375
Deferred federal tax liability		175
Deferred state tax liability		111
Total liabilities		10,828
Stockholders' Equity		
Common stock, no par value; shares authorized 100; 100 shares issued and outstanding		14,435
Additional paid-in capital		79,920
Retained earnings		257,042
Total stockholders' equity		351,397
Total liabilities and stockholders' equity	$	362,225

The accompanying notes are an integral part of these financial statements.

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
BTS Securities Corporation (BTSSC), a registered broker-dealer, was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue
Revenue is recorded during the period in which services are performed.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Amounts receivable and payable for securities transactions have not reached their contractual settlement date are recorded net on the statement of financial condition.

Not Readily Marketable Securities
Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At July 31, 2006, these securities at estimated fair values consist of the equities valued at $8,295.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $158,094 at July 31, 2006, which exceeded required net capital of $5,000 by $153,094. The ratio of aggregate indebtedness to net capital at July 31, 2006 was 6.8%.

NOTE 3- INCOME TAXES

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB Statement 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 1,778	$ (458)	$ 1,320
State	3,556	(332)	3,224
	$ 5,334	$ (790)	$ 4,544

Deferred income taxes arise from temporary differences, resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carry forwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- RELATED PARTY TRANSACTIONS

During the year ended July 31, 2006, BTSSC provided signature guarantees to BTS Asset Management (a sister company), for which it charged $42,900. No amount was due to or from this related party at July 31, 2006.

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company is charged monthly fees for office supplies, telephone, professional fees and rent. The allocation is calculated each year according to the Company's usage from the prior year. During the year ended July 31, 2006 the Company reimbursed BTS Asset Management $549 for office supplies, $1,081 for telephone charges, $9,789 for professional fees and $14,039 for rent expenses. No amount was due to this related party at July 31, 2006.

BTS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (Continued)

JULY 31, 2006

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $62,702 at July 31, 2006.